Exhibit 12.1
Columbia Pipeline Group, Inc.
Ratio of Earnings to Fixed Charges

	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Earnings as defined in item 503(d) of Regulation S-K:
Add:
Pretax income from continuing operations(1)(2)	$167,282,766	$400,022,618	$391,832,675	$382,318,903	$333,308,059
Fixed Charges	126,300,714	106,114,018	65,365,429	44,984,288	32,043,502
Amortization of capitalized interest(3)	—	—	—	—	—
Distributed income of equity investees	61,503,827	57,243,010	37,800,000	32,125,000	34,850,000
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges	—	—	—	—	—
Deduct:
Interest capitalized(3)	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries(4)	—	—	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
	$355,087,307	$563,379,646	$494,998,104	$459,428,191	$400,201,561

Fixed charges as defined in item 503(d) of Regulation S-K:
Interest on long-term debt	$113,092,137	$98,527,286	$61,560,284	$40,611,359	$26,060,109
Other interest	2,980,553	4,467,154	3,805,145	4,372,929	5,983,393
Capitalized interest during period(3)	—	—	—		—
Amortization of premium, reacquisition premium, discount and expense on debt, net	10,228,024	3,119,578	—	—	—
Interest portion of rent expense	—	—	—	—	—
Non-controlling interest	—	—	—	—	—
	$126,300,714	$106,114,018	$65,365,429	$44,984,288	$32,043,502

Plus preferred stock dividends:
Preferred dividend requirements of subsidiary	—	—	—	—	—
Preferred dividend requirements factor	0.66	0.67	0.61	0.65	0.62
Preference security dividend requirements of consolidated subsidiaries(4)	—	—	—	—	—
Fixed charges	126,300,714	106,114,018	65,365,429	44,984,288	32,043,502
	$126,300,714	$106,114,018	$65,365,429	$44,984,288	$32,043,502

Ratio of earnings to fixed charges	2.81	5.31	7.57	10.21	12.49
(1)Income Statement amounts have been adjusted for discontinued operations.
(2)Excludes income or loss from equity investees.
(3)CPG follows FASB ASC Topic 980, Regulated Operations, and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.
(4)Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.